EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended August
	2006	2005	2004	2003	2002
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)
Earnings:
Income before income taxes	$902,036	$873,221	$905,902	$833,007	$691,148
Fixed charges	156,976	144,930	130,278	121,129	98,688
Less: Capitalized interest	(1,985)	(1,079)	(813)	(791)	(437)
Adjusted earnings	$1,057,027	$1,017,072	$1,035,367	$953,345	$789,399

Fixed charges:
Gross interest expense	$110,568	$102,341	$89,600	$79,301	$78,183
Amortization of debt expense	1,559	2,343	4,230	7,334	2,283
Interest portion of rent expense	44,849	40,246	36,448	34,494	18,222
Total fixed charges	$156,976	$144,930	$130,278	$121,129	$98,688

Ratio of earnings to fixed charges	6.7	7.0	7.9	7.9	8.0